Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4866 212.407.4000 212.937.3943

gcaruso@loeb.com

Via Edgar

March 16, 2018

Erin E. Martin U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Wins Finance Holdings Inc. Registration Statement on Form F-3 Filed January 30, 2018 File No. 333-222788

Dear Ms. Martin:

On behalf of our client, Wins Finance Holdings Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated February 23, 2018 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-3 (the “Registration Statement”). Contemporaneously, we are submitting the amended Registration Statement via Edgar (the “Amended F-3”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-3, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Erin E. Martin March 16, 2018 Page 2

Description of Ordinary Shares, page 9

1.	Item 6(f) of Form F-3 allows for incorporation by reference of information in response to Item 3 through Item 5 from documents filed pursuant to Sections 13(a), 14, or 15(d) of the Exchange Act, however, you have attempted to incorporate the description of your ordinary and preferred shares from your registration statement on Form S-4. Please include the description of your ordinary and preferred shares in the prospectus itself or incorporate the information from a document permitted by Item 6(f) of Form F-3.

Response: The Company has revised the disclosure on page 9 of the Amended F-3 in accordance with the Staff’s comments.

Part II Information Not Required in Prospectus

Item 9. Exhibits, page II-1

2.	Please revise the single-asterisk footnote here and in the Index to Exhibits to indicate you will file Form T-1 statements in accordance with the requirements of Section 305(b)(2) of the Trust Indenture Act of 1939 and Rule 5b-3 thereunder. Refer to Trust Indenture Act of 1939 Compliance and Disclosure Interpretations Question 206.01 for guidance.

Response: The single-asterisk footnote on page II-1 and in the Index to Exhibits has been revised in accordance with the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner